Sport Supply Group, Inc.
1901 Diplomat Drive
Dallas, Texas 75234
214-459-9005
April 29, 2009
Via EDGAR
Mr. H. Christopher Owings, Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Re:	Sport Supply Group, Inc. (the “Company” or “Sport Supply Group”) Comment Letter dated March 30, 2009 regarding Form 10-K for the FYE June 30, 2008 and related filings. File No. 1-15289
Dear Mr. Owings:
This letter is in response to the comments of the staff of the Securities and Exchange Commission (the “Staff”) contained in its letter of March 30, 2009 to Adam Blumenfeld, the Company’s Chief Executive Officer. In order to expedite the Staff’s review of the Company’s responses, we have numbered and reproduced below the full text of the Staff’s comments, each of which is followed by the Company’s response.
Form 10-K for the Fiscal Year Ended June 30, 2008
General
1.	We note that on your Form 10-K for the fiscal year ended June 30, 2007 you declared that you were an accelerated filer whereas on your Form 10-K for the fiscal year ended June 30, 2008, you declared yourself as a smaller reporting company. Please provide your analysis and any calculations that you conducted that lead you to conclude that your reporting status had changed.
Response: The Company calculated the value of its common equity public float at the end of its second fiscal quarter, or December 31, 2007, at which time four 10% or greater shareholders when combined held approximately 60.71% of the outstanding shares of the Company. To accurately calculate the common equity public float of the Company, a review of these shareholders was conducted to determine their affiliate or non-affiliate relationship with the Company.
The review of the 10% or greater shareholders revealed the following relationships which are listed below by shareholder:
1. Carlson Capital — Owned 2,709,600 shares or 22.05% of the Company’s 12,285,660 outstanding shares as of December 31, 2007. Subsequent to the end of the second fiscal quarter, Carlson Capital requested a seat on the Company’s Board of Directors. On November 20, 2008, a representative of Carlson Capital was elected as a director of the Company. Carlson Capital has historically maintained consistent communication and interaction with the management of the Company.

Mr. H. Christopher Owings, Assistant Director
Securities and Exchange Commission
April 29, 2009

2. CBT Holdings — Owned 1,830,000 shares or 14.89% of the Company’s 12,285,660 outstanding shares as of December 31, 2007. A representative of CBT Holdings was participating in the Company’s Board of Director and Committee meetings as an observer at that time. On November 20, 2008, a representative of CBT Holdings was elected as a director of the Company. CBT Holdings has historically maintained consistent communication and interaction with the management of the Company.
3. Skystone Capital — Owned 1,535,800 shares or 12.50% of the Company’s 12,285,660 outstanding shares as of December 31, 2007. A representative of Skystone Capital was participating in the Company’s Board of Director and Committee meetings as an observer at that time. Skystone Capital has historically maintained consistent communication and interaction with the management of the Company.
4. Wellington Management — Owned 1,384,507 or 11.27% of the Company’s 12,285,660 outstanding shares as of December 31, 2007. Wellington Management did not participate in the Company’s Board of Director and Committee meetings and has historically not interacted with the Company.
Based on the review, it was concluded that Carlson Capital, CBT Holdings and Skystone Capital exhibited direct or indirect relationships which afforded them the power to direct or cause the direction of the management and policies of the Company and they were therefore included as affiliates in the calculation of public float as of December 31, 2007.
Wellington Management, which did not participate in meetings of the Board of Directors and its Committees and which has not interacted with the Company was determined to be a non-affiliate of the Company.
Per the following calculation of the common equity public float of the Company prepared as of December 31, 2007, the end of the second fiscal quarter, the market value of stock held by non-affiliates was $44,372,409 which was below the $50 million threshold. Hence, the Company exited accelerated filer status and adopted the requirements of a smaller reporting company beginning with its fiscal year ended June 30, 2008.

Shares held by Directors and Officers		642,831
Shares held by Carlson Capital		2,709,600
Shares held by CBT Holdings		1,830,000
Shares held by Skystone Capital		1,535,800

Total shares held by affiliates		6,718,231

Shares issued as of 12/31/2007		12,371,686
Less: Treasury shares		86,026
Less: Shares held by affiliates		6,718,231

Shares held by non-affiliates		5,567,429
Closing stock price 12/31/07	x	$7.97

Market value of stock held by non-affiliates		$44,372,409

Mr. H. Christopher Owings, Assistant Director
Securities and Exchange Commission
April 29, 2009

2.	We note that certain company representatives presented at the 11th Annual ICR XChange Conference held on January 14-15, 2009, the Thomas Weisel Growth Conference held on September 22, 2008 and the JMP Securities Research Conference held on May 19, 2008. We note you filed a Form 8-K with Item 7.01 disclosure regarding your representative’s participation in the JMP Securities Research Conference. Please briefly discuss why your representative’s participation in these other conferences did not require similar disclosure under Item 7.01 of Form 8-K. Please refer to Item 7.01 of Form 8-K and Regulation FD.
Response: The Company filed Forms 8-K for the following conferences:
1.	Form 8-K dated May 19, 2008 disclosing the Company’s attendance at the Seventh Annual JMP Securities Conference and filing a copy of the presentation materials.
2.	Form 8-K dated September 22, 2008 disclosing the Company’s attendance at the Thomas Weisel Consumer Growth Conference 2008. Presentation materials used during the Thomas Weisel Consumer Growth Conference 2008 had been previously filed in a Form 8-K dated August 4, 2008.
The presentation presented at the 11th Annual ICR XChange Conference held on January 14-15, 2009 did not contain any material non-public information. The Company will continue its practice of filing presentation materials containing material non-public information in compliance with Item 7.01 of Form 8-K and Regulation FD.
Item 1. Description of Business, page 2
Corporate Strategy, page 3
3.	We note your statement in the last paragraph on page three that you believe you are well positioned to grow your business because, in part, you have a superior catalog design, superior customer service and superior sourcing and production capabilities. Please discuss the basis for your belief and why your catalog design, customer service and sourcing and production capabilities are superior to your competitors.
Response:
Superior catalog design:
There are four primary reasons why we believe our catalog design is superior in the institutional sporting goods industry.
1.	We produce over 30 different printed catalogs and distribute over 3 million printed catalogs each year. These catalogs are directed to specific market segments within and seasons of the institutional sporting goods industry.
2.	We have 92 company owned and managed websites that feature online catalogs and ecommerce capability.
3.	Our catalogs include up to 5,000 products and include up-to-date product pictures, new product offerings, valuable product descriptions and specifications and ordering information. We believe we have the largest catalog product selection in the institutional sporting goods industry.
4.	Our catalogs are organized so the customer can easily find the sport, activity and item he or she is looking for.

Mr. H. Christopher Owings, Assistant Director
Securities and Exchange Commission
April 29, 2009

We are not aware of another direct marketer in the institutional sporting goods market with this magnitude of direct and internet catalog direct marketing resources, and accordingly believe the combination of these direct marketing catalog attributes are superior.
Superior customer service:
Our direct sales force and internal sales and support staff totals approximately 400 sales and customer service professionals. We use integrated management information systems that allow our sales and service professionals to easily find the information they need to process orders, help answer customer questions and resolve problems quickly. Our catalog ecommerce websites allow customers to place orders and obtain first level customer service on-line. We are not aware of another competitor in the institutional sporting goods market that has this combination of sales and service staff, along with our ecommerce bandwidth and functionality, and accordingly we believe we provide superior customer service to the institutional sporting goods market.
Superior sourcing and production capabilities:
We sell and distribute over 20,000 SKU’s (stock keeping units) to the institutional sporting goods market. We have over 500,000 square feet dedicated to warehousing and manufacturing. We are a one-stop source for almost every item needed to outfit a participant, for the equipment needed to participate and for the equipment needed to set up any inside or outside facility for almost every sport and physical education need in the institutional sporting goods market. Our sourcing includes our company managed domestic manufacturing plants, independent domestic and foreign manufacturing plants and other domestic and foreign suppliers. We believe we offer the largest selection of national and international brandname products, as well as private label products to the industry. We are not aware of another supplier to the institutional sporting goods market with more product selection or more factory direct sourcing than we have, thus we believe that our product offerings and sourcing resources constitute superior sourcing and production capabilities.
Customers, page 7
4.	We note that one of your contracts with the General Services Administration will expire on July 1, 2009. Please discuss if you currently expect this contract to be renewed. If you do not expect this contract to be renewed, please discuss in your Management’s Discussion and Analysis of Financial Condition and Results of Operations section how the expiration of this contract may affect your operations.
Response: The contract with the General Services Administration scheduled to expire on July 1, 2009 has been voluntarily canceled by Sport Supply Group through a Novation Agreement entered into with the Government pursuant to 48 C.F.R. Subpart 42.12—Novation and Change-of-Name Agreements. A summary of the Novation Process and the reason for the voluntary cancellation is set forth below. The cancellation of this contract will not have any affect on our operations.
Collegiate Pacific, Inc., a Delaware corporation (“CP”) had a contract with the General Services Administration scheduled to expire on July 1, 2009 (GS-07F-0338-J). Sport Supply Group, Inc., a Delaware corporation and wholly-owned subsidiary of CP (“Old SSG”) had a contract with the General Services Administration scheduled to expire on December 31, 2011 (GS-07F-9298G). The contracts were redundant.

Mr. H. Christopher Owings, Assistant Director
Securities and Exchange Commission
April 29, 2009

Effective June 30, 2007, Old SSG was merged with and into CP. Pursuant to the Certificate of Ownership and Merger, (1) Old SSG transferred to CP all of its assets and (2) CP changed its name to Sport Supply Group, Inc.
Since there was no reason to have two overlapping GSA contracts, Old SSG filed a Novation Agreement with the Government requesting that the Government recognize CP as a successor in interest to Old SSG’s GSA Contract. In addition, CP requested that the Government cancel CP’s GSA Contract GS-07F-0338-J.
A Contract Modification was subsequently issued by the Government whereby Contract # GS-07F-0338J was cancelled in its entirety and through the Novation Agreement was replaced with Contract # GS-07F-9298G.
Competition, page 9
5.	Please discuss the particular markets in which you compete and provide an estimate of the number of competitors in those markets. Also, we note that you discuss several positive factors pertaining to your competitive position. In order to provide a balanced discussion for your readers, please discuss any known material negative factors pertaining to your competitive position. Please refer to Item 101(h)(4)(iv) of Regulation S-K.
Response: The institutional sporting goods market generally consists of youth sports programs, YMCAs, YWCAs, park and recreational organizations, schools, colleges, churches, government agencies, athletic teams, and athletic clubs. Sport Supply Group sells athletic and physical education hard goods and soft goods direct to the end-user (such as schools, park and recreation departments and teams) and to resellers (such as sporting goods dealers and other cataloguers that service this same market). The institutional sporting goods customer is serviced by literally thousands of suppliers that include local sporting goods team dealers, regional and national catalog direct marketers, manufacturers that sell direct and internet resellers. It is important to understand that the retail (direct to consumer) sporting goods industry and the institutional sporting goods industry (schools, municipalities, athletic facilities, youth organizations, teams and the government) market and service two distinctly different markets. While these two industries may have a small overlap, most institutional sporting goods customers procure their product needs through a distinctly different marketing, sales and distribution channel than retail sporting goods customers. We do not consider national retail sporting goods chains (Dick’s Sporting Goods, Academy Sports and Outdoors, The Sports Authority and Big 5 Sporting Goods for example) to be competitors in the institutional sporting goods market. It is also important to understand that while many of the national competitors in the retail sporting goods industry are public companies, we do not know of any competitors whose revenues are primarily from the institutional sporting goods market that are public companies, so there is limited information about our competition other than data available from various research and sporting goods associations and other data we have accumulated internally. Institutional sporting goods market customers (end users) purchase their sporting goods products primarily from the following sources:
1.	Local sporting goods dealers. We believe there are more than 2,500 sporting goods dealers located throughout the United States. Most of these sporting goods dealers are located in a city or a small, local geographic area, have a small retail storefront, have a very small road sales force and service only the local

Mr. H. Christopher Owings, Assistant Director
Securities and Exchange Commission
April 29, 2009

community. We believe there are approximately 100 sporting goods dealers that market and service a regional area, have multiple sales offices and have a road sales force that is capable of covering the regional territory. There is not public data available, but we believe because of our annual revenue, broad product line and national coverage, all of these sporting goods dealers are much smaller than Sport Supply Group in terms of revenues, customer list and prospect list. We also believe that a significant majority of these dealers generate less than $2-3 million in institutional sales per year. It is impossible for us to know exact sales numbers because all sporting goods dealers are privately held. Our belief with respect to sporting goods dealer sales is based upon our knowledge of the industry and the sporting goods dealer market along with limited information from industry associations and buying groups. Sporting goods dealers are resellers and will typically offer a full line of sporting goods products. However, they stock a very limited inventory for delivery from their own facility. Due to capital, space and operating costs constraints, sporting goods dealers will typically inventory and embellish cloth products (such as team uniforms) and stock a very limited selection of hard goods. Sporting goods dealers fulfill a significant part of their product sales by having suppliers, including Sport Supply Group, serve as drop ship fulfillment vendors for the athletic sporting goods and physical education equipment they do not stock in their facility. Drop ship fulfillment is a supply chain process whereby the sporting goods dealer sells a product to its customer but does not keep goods in stock, and then places an order with another supplier to ship directly from the supplier to the sporting goods dealer’s customer on its behalf. In other words, the sporting goods dealer is a customer to the drop ship fulfillment supplier.
2.	Catalogers. There are approximately 75 competing catalog companies in the institutional sporting goods market. We believe they are all much smaller than us in revenue size, scope of product offering and distribution capacity. Some of these catalogers only focus on athletic equipment and others only focus on physical education equipment so their product offerings are much narrower. In addition, some cataloguers only focus on a single sport or product line, like weightlifting, track and field or scoreboards. We believe we have a larger product selection than any other sporting goods institutional market catalog competitor.
3.	Manufacturers. Manufacturers to the institutional sporting goods market usually sell their products wholesale through sporting goods dealers or catalogers. Some manufacturers sell directly to the institutional sporting goods customer. Manufacturers usually specialize in certain sports or product groups with a limited product selection, such as weight equipment, track and field equipment, football equipment, sports medicine, scoreboards, etc.
4.	Internet Resellers. Typically, Internet resellers do not have a brick and mortar presence and do not have a large staff. They generate business through their own ecommerce websites and often electronically direct those orders to their drop ship fulfillment sources. They do not have a distribution facility and stock no inventory. They utilize drop ship fulfillment to get the product to their customer. Many Internet resellers use us as their drop ship fulfillment supplier principally due to our expansive product offering, pricing, distribution capabilities and our customer service.
We are not aware of any material negative factors pertaining to our competitive position.

Mr. H. Christopher Owings, Assistant Director
Securities and Exchange Commission
April 29, 2009

Item 1A, Risk Factors, page 10
State and local sales tax collection may affect demand for our products, page 13
6.	We note your disclosure that states have increased their claims that direct-mail retailers, such as yourself, should collect sales taxes for goods that you sell directly to the state, its political subdivisions and to customers in their state, even without a presence in the state. We also note your statement that one state is currently making such a claim against you. Please discuss in further detail here and, if appropriate, in your Management’s Discussion and Analysis section, the material aspects of this claim, including the jurisdiction asserting the claim and how this uncertainty may affect your overall operations and your operations in that state. Also, if this claim has resulted in litigation please provide the information required by Item 103 of Regulation S-K or advise why you are not required to do so.
Response: On April 27, 2007, the State of Washington Department of Revenue issued an Excise Tax Assessment for unpaid taxes, penalties and interest for the period from January 1, 2000 through March 31, 2007. The Company appealed the assessment. On February 20, 2009, the Company settled the matter in full for $468,000. The claim did not result in litigation and neither the original assessment nor the settlement is material to the Company’s overall operations or operations within the State of Washington. Therefore, there is no disclosure required under Item 103 of Regulation S-K.
Item 7, Management’s Discussion and Analysis of Financial Condition and Results . . . page 24
7.	Please expand this section to elaborate on known material trends and uncertainties that will have, or are reasonably like to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. In doing so, provide additional information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. In addition, please discuss in reasonable detail:
•	economic or industry-wide factors relevant to your company, and
•	material opportunities, challenges and risks in short and long term and the actions you are taking to address them.
For example, we note your disclosure on page 12 that the weak financial conditions of some of your customers may adversely affect your business, especially if the economy worsens. Since many of your customers include schools and colleges who you note in your Form 10-Q for the period ending December 31, 2008 have experienced increased budget constraints and shortfalls, such as the State of California’s reduction in sports equipment related spending, please discuss in this section the actions you are taking to address this loss of income. We also note the disclosure on page 14 that a significant amount of the products you sell are purchases from overseas suppliers. In light of the current global economic turmoil and the potential ramifications on global trade, to the extent material, you should discuss the effect this uncertainty may have on your operations. Finally, we note your net sales and accounts receivable have trended higher over the past few years. Please describe in greater detail the underlying causes for these trends and if you expect these trends to continue. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Mr. H. Christopher Owings, Assistant Director
Securities and Exchange Commission
April 29, 2009

Response: To date we have not seen a significant negative impact from the current global economic turmoil on revenues or receivables. To the extent we begin to see a negative impact on our financial performance we will expand our disclosures accordingly. While we do not believe that our current disclosure contains a material omission warranting an amendment of our prior filings, we intend to supplement our disclosure in future filings in response to the Staff’s comment as follows (new disclosures are presented in italics below):

The sporting goods industry can be greatly affected by macroeconomic factors, including changes in global, national, regional and local economic conditions, as well as consumers’ perceptions of such economic factors. The deteriorating economy and turbulent financial and credit markets have continued to result in further eroded consumer confidence, increased unemployment and continuing real estate foreclosures. In addition, school districts and city, county and state governments are currently experiencing budget shortfalls.
Recent actions taken or under consideration by the federal government designed to increase spending could soften the impact of the recession. Nonetheless, there remains the possibility that sporting goods sales and gross margins may be adversely impacted.
A significant portion of the products that we purchase for resale, including those purchased from domestic suppliers, is manufactured abroad in countries such as China, Taiwan, and South Korea. We cannot predict the effect that future changes in economic conditions in such foreign countries may have on our operations. In the event of disruptions or delays in supply due to economic conditions in foreign countries, such disruptions or delays could adversely affect our results of operations unless and until alternative supply arrangements could be made.
Given the volatile trends and uncertain economic conditions, we have limited ability to forecast our fiscal 2009 consolidated operating and financial results. Accordingly, we cannot give assurance that our trend of increasing sales will continue. While there are many significant factors that we cannot control, we intend to navigate the present general economic downturn by remaining focused on improving areas within our control and on achieving further progress on three primary goals: maintaining a strong balance sheet; generating positive earnings before interest, taxes, depreciation and amortization (“EBITDA”) growth; and positioning our business to capitalize on an economic recovery when it occurs. Consistent with these goals, in the past six months we: (i) utilized existing cash to redeem approximately $21.1 million of Notes, resulting in a reduction in our debt, $1.2 million in annualized interest savings, and the recognition of a $1.4 million discount in connection with the early redemption; (ii) consolidated operations and cut overhead costs; and (iii) implemented additional marketing programs designed to address our institutional customers’ needs and affordability concerns. Our key business strategies and plans for the remainder of fiscal 2009 and into fiscal 2010 will continue to reflect these priorities.

Mr. H. Christopher Owings, Assistant Director
Securities and Exchange Commission
April 29, 2009

Sport Supply Group has begun to see results from its efforts reflected in its financial performance. Net sales for fiscal 2008 totaled $251.4 million compared to $236.9 million in fiscal 2007, an increase of $14.5 million, or 6.1%, the result of increased sales of sporting goods equipment, soft goods, and an increase in freight which is collected from our customers. Gross profit increased $7.5 million to $91.1 million in fiscal 2008. Gross profit percentage increased to 36.2% in fiscal 2008 from 35.3% in fiscal 2007. The $7.5 million increase in gross profit is primarily due to a combination of an increase in sales volume from both our catalog and team dealer groups, a shift toward a more profitable product mix by our road sales professionals through greater sales of the Company’s proprietary products, improvements in manufacturing efficiencies and a 90 basis point improvement in overall gross profit percentage.
Accounts receivable as a percentage of net sales has been reasonably consistent between periods. Accounts receivable as a percentage of net sales was 13.5% at June 30, 2008 compared to 13.2% at June 30, 2007 and accounts receivable days sales outstanding were 48.8 days at June 30, 2008 as compared to 47.4 days at June 30, 2007.
Recently, worldwide capital and credit markets have seen nearly unprecedented volatility, which has impacted the ability of several financial institutions to meet their obligations. Based on information available to us, we believe that the lender under our revolving credit facility agreement will continue to fulfill its commitments thereunder. However, circumstances could arise that may impact its ability to fund its obligations in the future.
8.	We note that you quantify material increases in net sales attributable to catalog and/or team dealer group sales, consumer direct internet sales, soft goods and sporting equipment sales through your direct sales force, and freight and installation revenue in your discussion of net sales on pages 27 and 28. We also note that you attribute increases in gross profit to increases in sales volume from catalog and team dealer groups, more profitable customer and product mix and improvements in manufacturing efficiencies in your discussions of gross profit. Please expand your discussions of net sales to quantify increases attributable to prices or to increases in the volume of goods sold or to the introduction of new products and describe the causes for the changes. Please also expand your discussions of gross profit to quantify the impact of volume, changes in customer and product mix and manufacturing efficiencies, as well as the impact of material changes in costs of goods sold. Refer to Item 303(a)(3)(iii) of Regulation S-K. In addition, consider including an analysis and discussion of net sales and gross profit by product category disclosed on page 5 to extent relevant to an understanding of changes in sales and gross profit.

Mr. H. Christopher Owings, Assistant Director
Securities and Exchange Commission
April 29, 2009

Response: While we do not believe that our current disclosure contains a material omission warranting an amendment to our prior filings, we intend to supplement our disclosure in future filings in response to the Staff’s comment by expanding our discussion of net sales to include the following breakdown of net sales and cost of sales among sporting goods equipment, soft goods, and freight. In addition, we will expand our discussion of gross profit to include similar disclosure as well.

(000’s)	2006	2007	2008
Net Sales
Sporting Goods Equipment	$142,145	$146,794	$156,189
Soft Goods	70,272	77,307	81,325
Freight Collected	11,823	12,755	13,881

Net Sales	$224,240	$236,856	$251,395

Cost of Sales
Sporting Goods Equipment	$86,410	$84,422	$89,992
Soft Goods	46,778	52,004	52,300
Freight Expense	15,971	16,869	18,024

Cost of Sales	$149,159	$153,295	$160,316

Regarding the Staff’s suggestion to quantify increases in net sales attributable to prices or to increases in the volume of goods sold or the introduction of new products, please note that this is impractical due to the negotiations which occur during our sales process, numerous discount programs, and the very large number of products the Company supplies.
In addition, regarding the Staff’s suggestion to include an analysis and discussion of net sales and and gross profit by product category as disclosed on page 5 of the 10-K, please note that this is impractical due to the very large number of products the Company supplies and is inconsistent with how management views the financial results of the Company.
9.	Please describe the causes of changes in each of the factors contributing to the increase in selling, general and administrative expenses in your analysis on pages 28 and 29. Refer to SEC Release No. 33-8350 and Item 303(a) of Regulation S-K.
Response: While we do not believe that our current disclosure contains a material omission warranting an amendment of our prior filings, we intend to supplement our disclosure in future filings in response to the Staff’s comment as follows (new and revised disclosures are presented in italics below):
We will modify the selected financial data schedule on page 23 of our 10-K to include the following notes. In addition, we will modify the selling, general, and administrative explanations in our MD&A to include the following:

Mr. H. Christopher Owings, Assistant Director
Securities and Exchange Commission
April 29, 2009

The following table sets forth selected financial data from the Consolidated Statements of Income for the fiscal years ended June 30, 2008, 2007 and 2006:

	Fiscal 2008		Fiscal 2007		Fiscal 2006
	Dollars	Percent	Dollars	Percent	Dollars	Percent
Net sales	$251,394	100.0%	$236,855	100.0%	$224,238	100.0%
Cost of sales (1)	160,315	63.8%	153,295	64.7%	149,159	66.5%

Gross profit	91,079	36.2%	83,560	35.3%	75,079	33.5%
Selling, general and administrative expenses (2)	71,379	28.4%	70,870	29.9%	66,767	29.8%

Operating profit	19,700	7.8%	12,690	5.4%	8,312	3.7%
Other expense (3)	3,691	1.5%	5,665	2.4%	4,205	1.9%

Income before minority interest in income of consolidated subsidiary and income taxes	16,009	6.4%	7,025	3.0%	7,107	3.2%
Income tax provision	6,276	2.5%	2,634	1.1%	4,603	2.1%
Minority interest in income of consolidated subsidiary	—		531		608	0.3%

Net income	$9,733	3.9%	$3,860	1.6%	$1,896	0.8%

Net income per share — basic	$0.80		$0.38		$0.19

Net income per share — diluted	$0.76		$0.37		$0.18

1)	Cost of sales includes the acquisition and manufacturing costs of inventory, the cost of shipping and handling (freight costs) and inventory reserves.

2)	Selling, general and administrative expense includes employee salaries and related costs, advertising, depreciation and amortization, management information systems, purchasing, distribution warehouse costs, legal, accounting and professional fees, costs related operating a public company and expense related to managing the Company and operating our corporate headquarters.

3)	Other expense includes interest expense and debt acquisition costs, net of interest income and discounts realized from the early retirement of Notes.
Fiscal Year Ended June 30, 2008 Compared to Fiscal Year Ended June 30, 2007
Selling, General and Administrative Expenses. Selling, general and administrative (“SG&A”) expenses for fiscal 2008 were $71.4 million, or 28.4% of net sales, compared with $70.9 million, or 29.9% of net sales, in fiscal 2007. The increase in selling, general and administrative expense was primarily attributable to the following:
•	Employee related expenses, including variable commission costs, increased $3.1 million to support sales growth.
•	Advertising and catalog production expenses decreased $1.1 million due to the fact that fewer catalogs were produced and mailed as a result of combining Old SSG’s and the Company’s customer list and reducing the number of duplicate mailings.
•	Sales, use and general business tax expenses decreased $608 thousand, primarily related to the collections and remittances of sales taxes that were incorrect in 2007. During fiscal 2007, the Company incurred expenses related to the collection and remittance of sales taxes in various states. The Company failed to appropriately collect and remit the appropriate sales tax and therefore became liable for the sales tax remittances.
•	Legal and accounting fees decreased $555 thousand primarily due to becoming a smaller reporting company.

Mr. H. Christopher Owings, Assistant Director
Securities and Exchange Commission
April 29, 2009

Fiscal Year Ended June 30, 2007 Compared to Fiscal Year Ended June 30, 2006
Selling, General and Administrative Expenses. SG&A expenses for fiscal 2007 were $70.9 million, or 29.9% of net sales, compared with $66.8 million, or 29.8% of net sales, in fiscal 2006. The increase in selling, general and administrative expenses was primarily attributable to the following:
•	Employee related expenses, including variable commission costs, increased $3.6 million to support sales growth.
•	Advertising and catalog production expenses increased $421 thousand to support sales growth.
•	Bad debt expense increased $104 thousand related to management’s ongoing assessment of the quality of accounts receivable.
•	Management information systems costs decreased $313 thousand primarily due to the capitalization of professional fees associated with a system development project incurred in fiscal 2007. These capitalized migration costs will be depreciated over the useful life of the asset.
•	General insurance expenses decreased $286 thousand as a result of the synergies realized by merging the Company and Old SSG.
Liquidity and Capital Resources, page 30
Liquidity, page 30
10.	Please include a discussion of cash flows from operating, investing and financing activities for three-year period covered by the financial statements. Also disclose the underlying causes for significant changes in accounts receivable and inventories for each year presented.
Response: While we do not believe that our current disclosure contains a material omission warranting an amendment of our prior filings, we intend to supplement our disclosure in future filings in response to the Staff’s comment as follows (new and revised disclosures are presented in italics below):
Operating Activities. Net cash flows from operating activities was $22.9 million, $18.9 million and ($0.2) million for the fiscal years ending June 30, 2008, 2007 and 2006 and resulted primarily from net income generated, non-cash charges related to depreciation, amortization, stock-based compensation and taxes, and increases and decreases in working capital.
Increases in operating cash flows during fiscal 2008 were attributable to:
•	net income of $9.7 million which is attributable to increased sales for both the team dealer and catalog groups, increased gross profit resulting from a shift toward a more profitable product mix by our road sales professionals through greater sales of the Company’s proprietary products, improvements in manufacturing efficiencies, a 90 basis point improvement in overall gross profit percentage, and improved management of the Company’s SG&A expenses;
•	an increase in accounts payable of $5.0 million which is attributable to improved management of the Company’s financial resources;

Mr. H. Christopher Owings, Assistant Director
Securities and Exchange Commission
April 29, 2009

•	a decrease in prepaid income taxes of $3.9 million which is primarily attributable to $1.8 million in taxes refunded;
•	which were partially offset by an increase in accounts receivable of $3.9 million and an increase in inventories of $4.1 million. The increase in accounts receivable was primarily the result of increased sales and the increase in inventory was primarily the result of carrying larger inventory levels to support increasing revenues.
During fiscal 2008, we continued integrating the operations of Old SSG with those of the Company. In that regard, we materially completed our efforts to consolidate our Farmers Branch, Texas distribution, warehouse and assembly facilities. As a by-product of consolidating our Farmers Branch, Texas facilities, we were able to reduce the (i) amount of square footage leased and (ii) the number of like SKUs we carry as well as outsource several SKUs, which, as anticipated, improved inventory turns. In addition, as we combine some of our catalog brands and divisions, we have reduced the number of paper catalogs we distribute by as much as twenty-five percent and rely more heavily on our telesales, Internet sales and road sales professionals to grow our net sales. We believe these integration efforts will enhance our operating cash flows in future periods.
Increases in operating cash flows during fiscal 2007 were attributable to:
•	a decrease in inventories of $4.9 million which was attributable to an increase in net sales, improved inventory management in our catalog operations, and consolidations of inventories and manufacturing operations;
•	a decrease in prepaid expenses and other current assets of $819 thousand due primarily to a reduction in advertising expenses and the production of fewer catalogs to be mailed in future periods;
•	an increase in accrued liabilities of $2.5 million due primarily to increases in accrued sales tax payable and accrued wages payable;
•	an increase in accounts payable of $1.4 million which was due primarily to increased sales and improved vendor and cash management;
•	a decrease in deferred taxes of $2.5 million which was due primarily to the utilization of net operating loss carry forwards; and
•	an increase in accounts receivable of $1.2 million which was primarily attributable to increased net sales offset by a reduction in accounts receivable days’ sales outstanding to 54 days at June 30, 2007 from 57 days at June 30, 2006.
Decreases in operating cash flows during fiscal 2006 were attributable to:
•	an increase in accounts receivable of $2.8 due to the acquisition of Old SSG and organic sales growth;
•	an increase in inventories due to the acquisition of Old SSG and the build up of inventories to support sales growth; and
•	an increase in prepaid expenses and other current assets of $1.2 million related to the overpayment of federal income taxes.

Mr. H. Christopher Owings, Assistant Director
Securities and Exchange Commission
April 29, 2009

Investing Activities. Net cash used in investing activities during fiscal 2008 was $1.7 million and consisted primarily of purchases of computer equipment and software. Although the Company continued to incur expenditures related to the integration of catalog operations to a single IT platform during fiscal 2008, the Company substantially completed the integration project on June 30, 2007. Net cash used in investing activities during fiscal 2007 was $27.9 million and consisted of approximately $24.9 million of cash used to complete the Company’s acquisition of the 26.8% of the capital stock of Old SSG that it did not already own and $3.0 million for purchases of property and equipment including purchases of computer equipment, software and leasehold improvements. Net cash used in investing activities during fiscal 2006 was $46.1 million and consisted of approximately $44.4 million of cash used to acquire 73.2% of the capital stock of Old SSG and the operating assets of Team Print and the payment of an earn out to the former stockholders of Salkeld. In addition, during fiscal 2006, the Company used cash of approximately $1.7 million for the purchase of property and equipment.
Financing Activities. Net cash used in financing activities during fiscal 2008 was $6.3 million and was primarily due to payments on notes payable and the Company’s revolving line of credit and term loan of $25.9 million partially offset by cash proceeds from the issuance of approximately $19.5 million of common stock.
Net cash provided by financing activities during fiscal 2007 was $10.6 million and resulted from:
•	proceeds from the Company’s revolving credit facility of $34.9 million partially offset by payments on notes payable and the Company’s revolving line of credit and term loan of $24.4 million;
•	proceeds from the issuance of common stock upon the exercise of options of approximately $608 thousand;
•	a tax benefit related to the exercise of stock options of $507 thousand; and
•	payment of dividends of approximately $1.0 million.
Net cash provided by financing activities during fiscal 2006 was $10.0 million and resulted from:
•	proceeds from the Company’s revolving credit facility of $10.8 million;
•	proceeds from the issuance of common stock upon the exercise of options of approximately $185 thousand; and
•	the payment of dividends of approximately $1.0 million.
We do not consider the changes in accounts receivable or inventories for the years presented to be significant. When considering the net sales and cost of sales changes year over year, the accounts receivable and inventories balances are reasonably consistent both years as shown in the following table.

(000’s)	6/30/08	6/30/07

Annual net sales	$251,394	$236,855
Annual cost of sales	$160,315	$153,295

Accounts receivable	$34,060	$31,154
Inventories	$36,318	$32,241

AR as % of net sales	13.5%	13.2%

AR days sales outstanding	48.8 days	47.4 days

Inventories as % of cost of sales	22.7%	21.0%
Annualized inventory turnover	4.4 times	4.8 times

Mr. H. Christopher Owings, Assistant Director
Securities and Exchange Commission
April 29, 2009

Long-Term Financial Obligations and Other Commercial Commitments, page 34
11.	We note your statement in this section and in your “Risk Factor” section and in your Form 10-Q for the period ended September 30, 2008 that approximately $44 million in convertible notes are set to mature in December 2009 and that these notes may convert into common stock, or that you may refinance this debt, issue additional equity, or use your revolving credit facility to pay this debt. Please discuss how the selection of any one of these alternatives may or may not affect your operations and your liquidity and your current intended course of action.
Response: While we do not believe that our current disclosure contains a material omission warranting an amendment of our prior filings, we intend to supplement our disclosure in future filings in response to the Staff’s comment as follows (new and revised disclosures are presented in italics below):
We believe the Company’s borrowings under the Revolving Credit Facility, cash on hand, and cash flows from operations will satisfy its respective short-term and long-term liquidity requirements. The Notes mature in December 2009. In the absence of these notes converting into shares of the Company’s common stock, it is our intent to repurchase as many of the Notes on the open market that can be obtained at attractive prices utilizing cash flows from operations and then refinancing the remaining balance under the revolving credit facility which matures in February 2012. Interest rates under the revolving credit facility are currently lower than the 5.75% coupon on the Notes.
If the Company refinances the Notes and was to actively seek expansion through future acquisitions and/or joint ventures, then the success of such efforts may require additional bank debt, or public or private sales of debt or equity securities. While neither the conversion or refinancing of the Notes would have an impact on our operations, the conversion of the Notes into shares of the Company’s stock would lower our leverage and increase the number of shares outstanding of our common stock.
Critical Accounting Policies and Estimates, page 35
12.	Please revise to describe the material implications of uncertainties associated with the methods, assumptions and estimates underlying your critical accounting measurements that have had or that you reasonably expect will have a material impact on financial condition and operating performance and on the comparability of reported information among periods. Such disclosure should supplement, not duplicate, the accounting policies disclosed in the notes to the financial statements. Discuss, to the extent material, how accurate your estimates/assumptions have been in the past, how much the estimates/assumptions have changed in the past and whether the estimates/assumptions are reasonably likely to change in the future. We would expect you to provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and to provide greater insight into the quality and variability of information regarding financial condition and operating performance. Also, since critical accounting estimates and assumptions are based on matters that are uncertain or difficult to measure, you should analyze and disclose their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect. Please refer to item 303(a)(3)(ii) of Regulation S-K as well as the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Mr. H. Christopher Owings, Assistant Director
Securities and Exchange Commission
April 29, 2009

Response: While we do not believe that our current disclosure contains a material omission warranting an amendment of our prior filings, we intend to supplement our disclosure in future filings in response to the Staff’s comment as follows (new and revised disclosures are presented in italics below):
Sport Supply Group’s discussion and analysis of its financial condition and results of operations is based upon the Company’s consolidated financial statements, which have been prepared in accordance with US GAAP. Certain of our accounting policies are particularly important to the portrayal of our financial position and results of operations included elsewhere in this Annual Report on Form 10-K and require the application of significant judgment by us; as a result, they are subject to an inherent degree of uncertainty. In applying these policies, we use our judgment to determine the appropriate assumptions to be used in the determination of certain estimates. These estimates are based on our historical experience, our observation of trends in the industry and information available from other outside sources, as appropriate, and have been historically accurate in all material respects and consistently applied. The estimates described below are reviewed from time to time and are subject to change if the circumstances so indicate. The effect of any such change is reflected in results of operations for the period in which the change is made.
Inventories. We record valuation reserves for inventory with slow-moving or obsolescence exposure, inventory shrinkage and inventory with a carrying value that exceeds market value. These reserves are estimates of a reduction in value to reflect inventory valuation at the lower of cost or market. Factors included in determining slow-moving or obsolescence reserve estimates include current and anticipated demand or customer preferences, merchandise aging, seasonal trends and decisions to discontinue certain products. Because most of our products have an extended life, we have not historically experienced significant occurrences of obsolescence. Inventory reserves are accrued as a percentage of product revenues and evaluated at least quarterly based on the above factors. We perform physical inventories at least once per year and cycle count the majority of inventory at our distribution centers at least once each six months. Slow moving inventory and shrinkage can be impacted by internal factors such as the level of employee training and loss prevention, and external factors such as the health of the overall economy and customer demand. Inventory reserve estimates can vary from actual results.
Our inventory valuation reserves for slow-moving or obsolescent inventory and for lower of cost or market provisions totaled $3.0 million and $2.7 million as of June 30, 2008 and 2007, respectively, representing approximately 7.6% and 7.8%, respectively, of our inventories. The increase in inventory valuation reserves for fiscal 2008 was due primarily to the overall increase in inventories for fiscal 2008 when compared to fiscal 2007.

Mr. H. Christopher Owings, Assistant Director
Securities and Exchange Commission
April 29, 2009

A 10% change in our inventory reserves estimate in total at June 30, 2008 would result in a change in reserves of approximately $300 thousand and a change in pre-tax earnings by the same amount. Our reserves are estimates, which could vary significantly, either favorably or unfavorably, from actual results if future economic conditions, consumer demand and competitive environments differ from our expectations. At this time, we do not believe that there is a reasonable likelihood that there will be a material change in the future estimates or assumptions that we use to calculate our inventory reserves.
Allowance for Doubtful Accounts. We evaluate the collectibility of accounts receivable based on a combination of factors. In circumstances where there is knowledge of a specific customer’s inability to meet its financial obligations, a specific allowance is provided to reduce the net receivable to the amount that is reasonably believed to be collectible. For all other customers, allowances are established based on historical bad debts, customer payment patterns and current economic conditions. The establishment of these allowances requires judgment and assumptions regarding the potential for losses on receivable balances. If the financial condition of our customers deteriorates, resulting in an impairment of their ability to make payments, additional allowances may be required resulting in an additional charge to expenses when made.
At June 30, 2008, our total allowance for doubtful accounts remained at approximately $1.3 million, compared to $1.3 million as of June 30, 2007, representing approximately 3.7% and 4.0%, respectively, of our accounts receivable.
A 10% change in our allowance for doubtful accounts at June 30, 2008 would result in a change in reserves of approximately $130 thousand and a change in pre-tax earnings by the same amount. Our reserves are estimates, which could vary significantly, either favorably or unfavorably, from actual results if future economic conditions or customer payment patterns differ from our expectations. At this time, we do not believe that there is a reasonable likelihood that there will be a material change in the future estimates or assumptions that we use to calculate our allowance for doubtful accounts.
Accounting for Business Combinations. Whenever we acquire a business, significant estimates are required to complete the accounting for the transaction. We hire independent valuation experts familiar with purchasing accounting issues and we work with them to ensure that all identifiable tangible and intangibles are properly identified and assigned appropriate values. Because estimating the fair value of certain assets acquired requires significant management judgment and our use of estimates impact our reported assets, we believe the accounting estimates related to purchase accounting are “critical accounting estimates.”
Goodwill and Intangible Assets. The Company reviews amortizable intangible assets for impairment whenever events or changes in circumstances indicate the carrying amount of such assets may not be recoverable, in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS 144”). If such a review should indicate the carrying amount of amortizable intangible assets is not recoverable, the Company reduces the carrying amount of such assets to fair value. The Company reviews non-amortizable intangible assets for impairment annually during the fourth fiscal quarter, or more frequently if circumstances dictate, in accordance with SFAS 142. No impairment of intangible assets was required for the years ended June 30, 2008, 2007 or 2006.

Mr. H. Christopher Owings, Assistant Director
Securities and Exchange Commission
April 29, 2009

Goodwill represents the excess of the purchase price paid and liabilities assumed over the estimated fair market value of assets acquired and identifiable intangible assets. Goodwill is tested for impairment annually in the fourth fiscal quarter or when there is a triggering event, in accordance with SFAS No. 142, Goodwill and Other Intangible Assets, (“SFAS 142”). Based on the annual impairment tests performed as of April 1st, there was no impairment indicated for the years ended June 30, 2008, 2007 or 2006.
Impairment of Long-Lived Assets. The Company periodically evaluates the carrying value of depreciable and amortizable long-lived assets whenever events or changes in circumstances indicate the carrying amount may not be fully recoverable. If the total of the expected future undiscounted cash flows is less than the carrying amount of the assets, a loss is recognized if the carrying value of the assets exceeds their fair value, which is determined based on quoted market prices in active markets, if available, prices of other similar assets, or other valuation techniques. There were no impairment charges recorded by the Company for the fiscal years ended June 30, 2008, 2007 or 2006.
Item 7A — Quantitative and Qualitative Disclosures About Market Risk, page 37
13.	Please provide quantitative information about market risks as of the end of the latest fiscal year in accordance with one of the disclosure alternatives set forth in Rule 305 of Regulation S-K.
Response: We intend to supplement our disclosure in future filings as follows (new and revised disclosures are presented in italics below):
Changes in interest rates would affect the fair value of our fixed rate debt instruments but would not have an impact on our earnings or cash flow. At December 31, 2008, we had $28.9 million of fixed rate debt instruments outstanding and $5.4 million of variable rate debt outstanding. Our revolving credit facility carries a variable interest rate. Should we incur borrowings under our revolving credit facility, a fluctuation of 100 basis points in interest rates, which are tied to the LIBOR, would affect our pretax earnings and cash flows by $10 thousand for each $1.0 million outstanding for 12 months, but would not affect the fair value of this variable rate debt.
Item 8. Financial Statements and Supplementary Data, page 38
Report of Independent Registered Public Accounting Firm, page 39
14.	Please include a signed audit report. Refer to Rule 202(a) of Regulation S-X and Auditing Standards Codification Section AU 508.08. Please also file a signed consent. Refer to Item 601(b)(23) of Regulation S-K.
Response: The Company retains a signed audit report and consent on file. The omission of the signature resulted from an error in converting the Form 10-K to EDGAR format which was undetected during review. In future filings, the Company will include the appropriate conformed signatures.

Mr. H. Christopher Owings, Assistant Director
Securities and Exchange Commission
April 29, 2009

Consolidated Financial Statements, page 40
Notes to Consolidated Financial Statements, page 44
Note 2. Summary of Significant Accounting Policies, page 44
Staff Accounting Bulletin 108, page 47
15.	Please describe to us in detail the nature of the errors related to the collection and remittance of sales taxes corrected in the cumulative adjustment in applying the guidance in SAB 108. In addition, tell us whether you previously applied the rollover or iron curtain approach in quantifying the amount of misstatements in prior year financial statements, the effect of the errors on income, goodwill and deferred tax assets for each prior year in applying that approach and why you believe the errors in previously issued financial statements were not material. If potential sales tax obligations were treated as contingent liabilities, please describe how you applied SFAS 5 in prior years. Further, we note the disclosure in your discussion of selling, general and administrative expenses on page 27 that the decrease in sales, use and general business tax expense related to incorrect collections and remittances of sales taxes in years prior to 2007. Please tell us why the effects of prior year errors are reflected in income as opposed to the cumulative effect adjustment in applying SAB 108 or clarify your disclosure.
Response: During fiscal 2007, the Company undertook a nexus study to determine if its acquisition activity over the last several years had an effect on the Company’s nexus regarding the collection and remittance of sales taxes in various states. The Company determined it had a cumulative uncorrected error of $1,438,046 in its fiscal 2006 financial statements.

Mr. H. Christopher Owings, Assistant Director
Securities and Exchange Commission
April 29, 2009

Prior to the adoption of SAB 108, the Company used the rollover approach to evaluate uncorrected misstatements in its financial statements. Using the rollover approach in prior years, the Company concluded total uncorrected misstatements were not material to its financial statements for any year as shown in the following table.

	% of Adjustment to Financial Statements As Stated
	6/30/2003	6/30/2004	6/30/2005	6/30/2006

Goodwill	0.00%	0.00%	0.00%	2.18%

Deferred Tax Asset	0.00%	7.75%	14.84%	2.18%

Total Assets	0.00%	0.00%	0.00%	0.61%

Total Liabilities	0.00%	0.40%	0.72%	1.56%

SG&A Expenses	0.00%	0.53%	0.89%	0.35%

Operating Profit	0.00%	-2.09%	-3.51%	-2.80%

Pre-tax Income	0.00%	-2.09%	-4.34%	-5.66%

Net Income	0.00%	-1.45%	-2.77%	-4.78%
In evaluating the materiality of uncorrected misstatements, the Company uses 5% of pre-tax earnings as its first screen quantitative threshold. As shown above, the adjustments for fiscal year 2006 slightly exceeded the 5% quantitative threshold. However, from a trend perspective, fiscal year 2006’s pre-tax and net income were significantly less than the same amounts in fiscal year 2005 and fiscal year 2007. Specifically, pre-tax income in fiscal year 2006 was only $4.1 million whereas it was $5.9 million in fiscal year 2005 and $7.0 million in fiscal year 2007. Net income in fiscal year 2006 was only $1.9 million whereas it was $3.6 million in fiscal year 2005 and $3.9 million in fiscal year 2007.
To determine whether there were any qualitative factors that would cause the uncorrected misstatements to be considered material, the Company considered the guidance in SAB Topic 1M, Materiality. The additional criteria considered include whether the misstatements:
•	mask a change in earnings or trends;
•	hide a failure to meet analysts’ consensus expectations;
•	change a loss into income or vice versa;
•	affect the Company’s compliance with regulatory requirements;
•	affect the Company’s compliance with loan covenants or other contractual requirements;
•	have the effect of increasing management’s compensation; or
•	involve concealment of an unlawful transaction.
In each case, these qualitative factors did not exist, which confirms there is not additional evidence that the uncorrected misstatements are material. Therefore, based on its analyses of quantitative and qualitative information, the Company determined the unrecorded misstatements were not material to the fiscal 2003 — fiscal 2006 financial statements.

Mr. H. Christopher Owings, Assistant Director
Securities and Exchange Commission
April 29, 2009

Upon the adoption of SAB 108 in fiscal 2007, the Company evaluated the impact of all its uncorrected misstatements on the current year and prior year financial statements using the dual approach and determined the uncorrected misstatements total of $1,438,046 was material to these financial statements as it represents 20.5% of fiscal year 2007 pre-tax earnings and 35.0% of fiscal year 2006 pre-tax earnings. Therefore, the Company chose to correct the misstatements through a cumulative effect adjustment to beginning retained earnings as allowed by SAB 108. This transition method is appropriate since the Company had errors that were considered material as a result of applying the dual approach and the Company consistently applied the rollover approach in evaluating misstatements in the past and determined those misstatements were not material under that approach.
Regarding the Company’s disclosure in the discussion of selling, general and administrative expenses on page 27, the Company incurred expenses during fiscal 2007 related to the collection and remittance of sales taxes in various states. The Company failed to appropriately collect and remit the appropriate sales tax and therefore became liable for the sales tax remittances. This liability was appropriately stated as a reduction of pre-tax earnings in fiscal 2007 and therefore not subject to SAB 108. During fiscal 2007, the Company took numerous steps to rectify the issue related to the collection and remittance of sales taxes and significantly reduced these expenses during fiscal 2008.
16.	Please tell us how you accounted for the acquisition of the remaining 26.8% interest in Old SSG. Also tell us the amount assigned to each major asset and liability acquired and how you determined their values. It appears that you recognized goodwill but did not assign value to acquired intangible assets. Please advise in detail. In addition, please provide the disclosures required by Paragraphs 51-55 of SFAS 141 for each year or tell us why such disclosures are not required. Further, please show us how to reconcile the aggregate purchase price of fiscal 2006 acquisitions in the narrative disclosures to the table on Page 51.
Response: While we do not believe that our current disclosure contains a material omission warranting an amendment of our prior filings, we intend to supplement our disclosure in future filings in response to the Staff’s comment. Below is Note 3 in its entirety with the recommended supplemental disclosure presented in italics. In addition, the required disclosures of SFAS 141, Paragraphs 51-55, are included in the original Note 3 as applicable. The consolidated financial statements include all acquisitions with twelve month periods for the years presented, with the exception of Team Print that has only eleven months in fiscal 2006. Adding one month of Team Print operations for fiscal 2006 proforma disclosure would not present a significant difference in that fiscal year. Accordingly, there is no supplemental proforma information included.
The acquisition of Old SSG began in July 2005. At that time we began including Old SSG in our consolidated financial statements. On July 1, 2005, we completed the acquisition of 53.2% of the outstanding capital stock of Old SSG from Emerson Radio Corp and Emerson Radio (Hong Kong) Limited for $32.0 million in cash plus acquisition costs of approximately $279 thousand. Old SSG was a direct marketer and Business-To-Business (“B2B”) e-commerce supplier of sporting goods and physical education equipment to the institutional and youth sports market. The acquisition of 53.2% of Old SSG was accounted for using the purchase method of accounting. We engaged independent appraisal firms to assist us in the valuation of the tangible and intangible assets of Old SSG. The values recorded for Old SSG assets, liabilities, goodwill and minority interest were determined as of July 1, 2005. The excess of the purchase price over the fair value of net assets, liabilities and minority interest was allocated to goodwill. The purchase price was allocated to assets acquired of approximately $47.1 million, liabilities assumed based on their respective estimated fair values of approximately $13.1 million and the estimated value of the minority interest of $13.6 million as of July 1, 2005. Assets acquired consisted primarily of $864 thousand of cash, $28.7 million of other current assets, $8.9 million of property and equipment, $311 thousand of other assets and $8.4 million of identifiable intangible assets. The identifiable intangible assets included $3.2 million for non-compete agreements, $2.6 million for trademarks, $1.3 million for customer relationships, $660 thousand for a customer database, $327 thousand for significant contracts, $221 thousand for contractual backlog, $43 thousand for a photo library and $14 thousand for bid database calendar. The excess of the purchase price over the net fair value of the net assets acquired minus liabilities assumed, minus minority interest was recorded as goodwill in the amount of approximately $11.9 million.

Mr. H. Christopher Owings, Assistant Director
Securities and Exchange Commission
April 29, 2009

On September 8, 2005, we announced we entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which we would have acquired the remaining 46.8% of the outstanding capital stock of Old SSG that we did not already own. Under the terms of the merger agreement, each Old SSG stockholder would receive 0.56 shares of our common stock for each share of Old SSG common stock, which valued each Old SSG share at $6.74 per share, which is the same per share price we paid in cash for our purchase of 53.2% of the outstanding capital stock of Old SSG on July 1, 2005. On November 22, 2005, however, we announced we had entered into an agreement (the “Termination Agreement”) with Old SSG to terminate the Merger Agreement after determining the merger was unlikely to close in a timely fashion under previously contemplated terms. Under the terms of the Termination Agreement, dated November 22, 2005, we agreed to reimburse Old SSG for up to $350 thousand for fees and expenses incurred by Old SSG in connection with the Merger Agreement.
On November 22, 2005, we announced the purchase of 1,661,900 shares of Old SSG, or an additional 18% of Old SSG’s outstanding common shares, from an institutional holder, representing a purchase price of $5.55 per share, and subsequently purchased an additional 155,008 shares in open market transactions at an average price of $4.81 per share. These acquisitions of Old SSG common stock were made for approximately $10.0 million in cash, plus acquisition costs of approximately $391 thousand. These common stock purchases increased our ownership interest in Old SSG to approximately 73.2%. The purchase of these additional shares of Old SSG increased goodwill by approximately $4.3 million and reduced minority interest by approximately $6.1 million.
On November 13, 2006, we announced the completion of our acquisition of the remaining 26.8% of the capital stock of Old SSG that we did not already own for approximately $24.0 million of cash plus $880 thousand in acquisition costs (the “Merger Transaction”). Under the terms of the Merger Transaction, a wholly-owned subsidiary of the Company was merged with and into Old SSG, with Old SSG as the surviving corporation. Each issued and outstanding share of Old SSG’s common stock was converted into the right to receive $8.80 in cash. The Merger Transaction was accounted for using the purchase method of accounting. We reviewed the factors considered in the valuation of the acquired assets at July 1, 2005 and determined no significant changes had occurred which would materially impact the valuation. Accordingly, the acquired assets of Old SSG as valued July 1, 2005 did not change significantly from July 1, 2005 to November 13, 2006. This completion of the 100% acquisition of Old SSG increased goodwill by approximately $16.2 million and reduced minority interest by approximately $8.7 million.

Mr. H. Christopher Owings, Assistant Director
Securities and Exchange Commission
April 29, 2009

On August 1, 2005, we completed the acquisition of substantially all of the operating assets of Team Print from Mr. Albert Messier, one of the former principal stockholders of Salkeld & Sons, Inc. (“Salkeld”), for approximately $1.0 million in cash, the issuance of 53,248 shares of our common stock to Mr. Messier, which were valued at approximately $641 thousand, which was based on the average closing price of our common stock three days before and three days after the date the acquisition was announced, and acquisition costs of $12 thousand. Team Print is an embroiderer and screen printer of sports apparel and accessories. We entered into leases for a 28 thousand square foot screen print and distribution facility and an 8 thousand square foot warehouse facility owned by Mr. Messier and located in Bourbonnais, Illinois. The terms of the leases run through July 2010 and May 2010, respectively, and the monthly rental rate is approximately $11 thousand and $3 thousand, respectively. Our wholly-owned subsidiary, Kesslers, employs Mr. Messier. The excess of the purchase price over the approximately $451 thousand fair value of the net assets acquired was recorded as goodwill in the amount of $1.2 million.
We acquired Old SSG, as well as the operating assets of Team Print after considering the historic levels of earnings achieved by the acquired companies. The consideration paid was agreed upon after we determined the potential impact on future earnings of the integrated companies or operating assets acquired.
For income tax purposes, only the goodwill associated with the acquisition of Team Print is deductible over a period of 15 years. The goodwill acquired by us in connection with the acquisition of Old SSG, an acquisition of stock, is not deductible for income tax purposes.
In an effort to streamline the organizational structure of our team dealers, on January 1, 2007, we caused to be effected the merger of Salkeld with and into Kesslers, and the merger of CMS of Central Florida d/b/a Orlando Team Sports (“OTS”) with and into Dixie. As a result of these mergers, we now conduct our team dealer business through Kesslers and Dixie, each of which is a wholly-owned subsidiary.

Mr. H. Christopher Owings, Assistant Director
Securities and Exchange Commission
April 29, 2009

The following table summarizes the acquisition consideration, estimated fair value of the assets acquired, liabilities assumed and the fair value of minority interest as of the respective acquisition dates with respect to the acquisitions completed during the year ended June 30, 2006:

	53.2% Acquisition	18.0% Acquisition	100% Acquisition	2006 Total
	of Old SSG	of Old SSG	of Team Print	Acquisitions
	(in thousands)
Total Consideration:
Cash	$32,000	$9,970	$1,000	$42,970
Stock	—	—	641	641
Acquisition costs	279	391	12	682

Total Consideration:	$32,279	$10,361	$1,653	$44,293

Assets Acquired:
Cash	$864	$—	$—	$864
Other current assets	28,676	—	310	28,986
Property and equipment	8,892	—	141	9,033
Other assets	311	—	—	311
Intangible assets	8,391	—	—	8,391

Subtotal assets acquired	47,134	—	451	47,585
Goodwill	11,926	4,262	1,220	17,408

Total assets acquired	$59,060	$4,262	$1,671	$64,993

Liabilities Assumed:
Current liabilities	$10,324	$—	$18	$10,342
Non-current liabilities	2,867	—	—	2,867

Total liabilities assumed	$13,191	$—	$18	$13,209

Minority Interest	$13,590	$(6,099)	$—	$7,491

Note 4, Net Sales, page 51
17.	We note that you group similar products into product categories as disclosed on Page 5. Please disclose revenues for each group of similar products used to produce your general purpose financial statements for each year presented or tell us why you believe disclosure of information about products is not required. If providing the information is impracticable, please disclose that fact. Refer to Paragraph 37 of SFAS 131.

Mr. H. Christopher Owings, Assistant Director
Securities and Exchange Commission
April 29, 2009

Response: While we do not believe that our current disclosure contains a material omission warranting an amendment of our prior filings, we intend to supplement our disclosure in future filings in response to the Staff’s comment as follows (new and revised disclosures are presented in italics below):
The Company’s net sales to external customers are attributable to sales of sporting goods equipment and soft goods through the Company’s catalog and team dealer operating divisions. The following table details the Company’s consolidated net sales by these operating divisions for fiscal years ended June 30, 2008, 2007 and 2006.

(000’s)	Catalog Group	Team Dealer	Total

FY 2006

Sporting goods equipment	$116,802	$25,343	$142,145
Soft goods	8,490	61,782	70,272
Freight Billed	9,164	2,659	11,823

Net sales	$134,456	$89,784	$224,240

FY 2007

Sporting goods equipment	$119,812	$26,982	$146,794
Soft goods	11,334	65,973	77,307
Freight Billed	9,614	3,141	12,755

Net Sales	$140,760	$96,096	$236,856

FY 2008

Sporting goods equipment	$128,454	$27,735	$156,189
Soft goods	11,142	70,183	81,325
Freight Billed	10,318	3,563	13,881

Net Sales	$149,914	$101,481	$251,395

Presenting revenues for each group of similar products (like on page 5 of Form 10-K) is impractical due to the number of product offerings and is inconsistent with how management views the financial results of the Company.
Note 7, Intangible Assets, page 53
18.	Please tell us your basis in GAAP for recognizing Old SSG tax benefits related to the exercise of stock options as a reduction of goodwill in light of the guidance in Paragraphs 58-63 of SFAS 123(R) and Paragraph 30 of SFAS 109.
Response: The $1,173,000 reduction of goodwill for the Old SSG tax benefit related to the exercise of stock options for pre-acquisition stock option expense was deducted in the Company’s June 30, 2007 tax return and included in Old SSG’s net operating loss carry forward; thus, these net operating losses were treated as deferred tax assets acquired in the acquisition of Old SSG. At the acquisition date, a valuation allowance was established for Old SSG deferred tax assets due to recent losses incurred by Old SSG. In accordance with paragraph 30 of SFAS 109, when the tax benefits are first recognized for such items, they are first applied to reduce to zero the goodwill related to the acquisition. We believe our accounting treatment for the elimination of the valuation allowance against goodwill complies with the provisions of paragraph 30 of SFAS 109. While the description of this item should have been reflected in the changes in deferred tax valuation allowance line, we do not believe the amount is material for reclassification and we will amend the presentation as appropriate in future filings.
Paragraphs 58 — 63 of SFAS 123R are not relevant to the transaction in question.

Mr. H. Christopher Owings, Assistant Director
Securities and Exchange Commission
April 29, 2009

Note 9, Long-Term Debt and Line of Credit, page 54
19.	Please disclose the due date of the convertible notes. Refer to SFAS 129.
Response: While the December 2009 due date is disclosed elsewhere in the Form 10-K, in future filings, the Company will include the December 1, 2009 due date of the notes within this section.
Item 9AT, Controls and Procedures, page 64
(c) Management’s Report on Internal Control Over Financial Reporting, page 64
20.	Management must state whether or not the Company’s internal control over financial reporting is effective. Please revise. Refer to item 308T(a)(3) of Regulation S-K and SEC Release No. 33-8238.
Response: While we do not believe that our current disclosure contains a material omission warranting an amendment of our prior filings in that we included management’s assessment of internal control over financial reporting at the reasonable assurance level, we intend to revise our disclosure in future filings in response to the Staff’s comment as follows to remove the reference to “at the reasonable assurance level”:
Management assessed the effectiveness of the Company’s internal control over financial reporting as of June 30, 2008. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework. Based on its assessment, management concluded that our internal control over financial reporting was effective as of June 30, 2008.
Definitive Proxy Statement on Schedule 14A
Executive Compensation, page 15
Market Reference, page 15
21.	We note your statement on page 16 that in setting compensation you considered information from various surveys including a published report from Mercer and “. . . other survey sources.” Please identify the other survey sources.
Response: The other survey sources were Watson Wyatt and Clark Consulting. We will specifically identify any survey sources utilized in future filings.

Mr. H. Christopher Owings, Assistant Director
Securities and Exchange Commission
April 29, 2009

Elements of the Executive Compensation Program, page 16
Short-Term Bonus Incentive Compensation, page 17
22.	On page 19 we note that you have decided to not set a cap on the amount of bonus that a named executive officer may earn under your Short-Term Bonus Incentive Plan. Please discuss how the lack of a cap aligns the interests of shareholders and management. Also, please discuss if you believe that the lack of a cap encourages the named executive officers to take unnecessary risks and if you have any policies in place to present the named executive officers from taking unnecessary risks. Please discuss the basis for your belief.
Response: As stated on page 18 of the proxy statement, “The Compensation Committee elected not to cap potential bonus payouts for fiscal 2009 due to its belief that performance above the pre-established performance targets was again anticipated to be difficult given the Company’s competitive environment and its desire to reward extraordinary performance with similar payment opportunities.”
We believe the lack of a cap aligns the interests of shareholders and management because shareholders benefit when profits are maximized. Management’s bonus is tied directly to the Company’s financial performance—management is compensated based upon the profitability of the Company and we believe management should be incentivized to maximize this profitability.
A cap on compensation could incentivize management to defer earnings into future periods once the maximum compensation is achieved. Although the lack of a cap could theoretically encourage the named executive officers to take unnecessary risks, we do not believe this is the case for the following reasons:
•	Aligning the bonuses with the Company’s earnings mitigates the potential that executives will focus on measures such as sales or growth while not focusing on the ultimate value creation-profits.

•	In order to avoid placing too much emphasis on achieving short-term results, we have created an executive compensation program where target annual incentive bonuses do not comprise a disproportionate share of the total annual executive compensation opportunity (base salary, annual incentive and estimated value of long-term incentive). We believe there is a good balance of annual and long-term incentive opportunities. Executives would be remiss to take unnecessary risks for the benefit of short-term compensation as this could adversely affect the value of their long-term compensation. Short-term compensation comprises approximately 21% to 24% of the named executives’ total annual compensation potential while long term incentive compensation comprises approximately 26% to 47% of the named executives’ total annual compensation potential.

•	We believe we have adequate internal controls and procedures in place that also prevent excessive risk taking. Each executive is granted specific, limited authority in the areas of investments, borrowings, capital expenditures, disbursements, commitments, offers of employment, and litigation and settlements. In addition, our asset based loan agreement with Bank of America restricts the Company from taking certain actions without obtaining the bank’s approval. The Company must seek bank approval in the areas of investments, fundamental changes to the Company’s structure, dispositions, and changes in the nature of the business.

Mr. H. Christopher Owings, Assistant Director
Securities and Exchange Commission
April 29, 2009

Equity Compensation, page 19
23.	We note your statement on page 19 that you have historically made equity awards on a discretionary basis at various times throughout the fiscal year. Please discuss the factors you consider when deciding at what time you will make an equity award.
Response: While the Company historically made equity awards on a discretionary basis at various times throughout the fiscal year, as disclosed on page 20 of the proxy statement, going forward it is the intent of the Compensation Committee to make equity awards as soon as practicable following the start of each fiscal year. The ultimate timing of equity grants will depend on the completion of any surveys conducted by outside compensation experts such as Mercer, the addition of any new Board members or named executive officers, and the completion of negotiating employment agreements and similar administrative tasks.
Summary Compensation Table, page 23
24.	In your Definitive Proxy Statement on Schedule 14A filed on October 16, 2007 several of the Named Executive Officers received discretionary cash bonuses. While in your Definitive Proxy Statement on Schedule 14A filed on October 8, 2008 you discuss a Short-Term Incentive plan. Please discuss how your compensation program changed from previous years and the steps that you took to decide to materially change your compensation program. For example, you should discuss why you paid the named executive officers a bonus in 2007, but not in 2008.
Response: The Company’s fiscal year ends on June 30. For fiscal years ending June 30, 2007 and before, the Company did not use an outside consulting firm to advise the Company on executive compensation. Prior to hiring Mercer in fiscal 2008, the Company’s compensation program consisted of annual compensation in the form of salary and bonus and long-term compensation in the form of stock options.
With respect to fiscal 2007 compensation for the Company’s named executive officers, the Company considered various factors to determine an individual’s compensation level, including the individual’s level of responsibility within the organization, the individual’s prior experience, and the Company’s judgment as to the individual’s performance and ability to shape the Company’s overall performance. The Company did not apply formulas or assign these factors relative weights, but instead exercised judgment and discretion in making a subjective determination after considering all such factors collectively. The Company also did not benchmark the compensation of the named executive officers against the compensation of similarly situated executives at other companies during fiscal 2007.

Mr. H. Christopher Owings, Assistant Director
Securities and Exchange Commission
April 29, 2009

On June 26, 2007, the Compensation Committee met with a representative from Mercer regarding the possibility of engaging Mercer to provide an outside, third-party review of the compensation levels (base, bonus and long-term incentives) and change-in-control arrangements for the Company’s top executives.
Following the conclusion of the 2007 fiscal year, the Compensation Committee retained Mercer to assist it with respect to setting fiscal 2008 compensation for the named executive officers. Mercer, which reports directly to the Compensation Committee, was specifically engaged to assist with a review of the Company’s executive compensation program to ensure that the compensation of the Company’s executives was reasonable and appropriate relative to the median compensation of similarly situated executives at other companies and was consistent with general market practices and trends and with the Company’s compensation objectives. To that end, and due to the difficulties associated with determining a broad enough peer group of companies within the Company’s industry due in large part to the Company’s acquisition of several of its peers in recent years, Mercer presented the Compensation Committee with broad survey data, as opposed to individual benchmarking data, regarding the compensation of executives at companies with revenues similar to those of the Company’s. Following such review, in August 2007, the Compensation Committee approved fiscal 2008 compensation packages for each of the Company’s continuing named executive officers.
Prior to the engagement of Mercer in fiscal 2008, bonuses were awarded to the named executive officers on a discretionary basis following the conclusion of each fiscal year.  Upon Mercer’s recommendation, the Compensation Committee approved a more formal short-term incentive plan for fiscal 2008 whereby bonuses were based upon the Company’s achievement of pre-established performance criteria that were set at the start of the fiscal year.  Pursuant to the requirements of Item 402 of Regulation S-K, “bonuses” awarded under the short-term incentive plan for fiscal 2008 appear in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table as opposed to the Bonus column.
Security Ownership of Certain Beneficial Owners and Management, page 31
25.	Please clarify your Security Ownership of Certain Beneficial Owners and Management table to clearly indicate the ownership of each entity or individual identified. As currently presented, it is unclear what shares Carlson Capital, L.P., CBT Holdings, L.L.C., Skystone Advisors, L.L.C. and W.S. Capital, L.L.C. own.
Response: Our current beneficial ownership table presents ownership by security holder or group of security holders (if applicable), and each such holder’s or group’s stock ownership is presented in a single row.  We acknowledge that this presentation, when converted into EDGAR format, may be unclear with respect to the ownership of groups of security holders.  In response to the Staff’s comment, we intend to revise this presentation in future filings to more clearly indicate the ownership of each of our security holders.
Form 10-Q for the Fiscal Quarter Ended December 31, 2008
General
26.	Please address the comments above in future filings as applicable.
Response: The Company will address comments in its future filings as applicable, as indicated above.

Mr. H. Christopher Owings, Assistant Director
Securities and Exchange Commission
April 29, 2009

Management’s Discussion and Analysis of Financial Condition and Results of . . . page 12
27.	We note that as part of your new credit facility with Bank of America that you must dissolve your Asian subsidiary, Sport Supply Group Asia limited, within 180 days from the closing of the credit agreement. Please discuss in this section what, if any, effect that dissolving this subsidiary may have on your liquidity, results of operations or financial condition.
Response: Sport Supply Group Asia Limited does not have any operations or material assets. Accordingly, dissolving this subsidiary will not have an effect on the Company’s liquidity, results of operations or financial condition. We intend to disclose this fact in future filings as appropriate.
Form 8-K filed August 5, 2008
28.	Exhibit 99.1 includes several non-GAAP measures including EBIT, EBITDA, Net Debt/EBITDA and Free Cash Flow per Share. In future filings please provide a presentation of the most directly comparable financial measure calculated and presented in accordance with GAAP and a reconciliation (by schedule or other clearly understandable method), which shall be quantitative for historic, non-GAAP measures presented, and quantitative, to the extent available without unreasonable efforts, for forward-looking information, of the differences between the non-GAAP financial measure disclosed or released with the most comparable financial measure or measures calculated and presented in accordance with GAAP. Refer to Regulation G and Item 10(e) of Regulation S-K. Regarding your presentation of Free Cash Flow per Share, please note that cash flow per share is prohibited by paragraph 33 of SFAS 95 and per-share data other than that relating to net income, net assets and dividends is inappropriate as discussed in Question 11 of our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, issued June 13, 2003 and available on our website at www.sec.gov.
Response: In future filings of our investor presentations, the Company will add a schedule which reconciles net income to EBIT and EBITDA. In addition, the Company will discontinue its presentation of Free Cash Flow per Share and Net Debt/EBITDA.

Mr. H. Christopher Owings, Assistant Director
Securities and Exchange Commission
April 29, 2009

In addition, per the Staff’s request, the Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Any comments or questions concerning the Company’s responses contained herein should be directed to John E. Pitts at 214-459-9005.
Very truly yours,
/s/ John E. Pitts

John E. Pitts
Chief Financial Officer